UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SBI Rheos Hifumi Inc.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

SBI Global Asset Management Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

SBI Global Asset Management Co., Ltd.

Attn: Tetsuo Tsujikawa, Head of the Management Headquarters

1-6-1 Roppongi

Minato-ku, Tokyo 106-0032, Japan

(Tel) (+81) 03-6229-0812

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Donald Batterson

Miwa Shoda

Jenner & Block LLP

353 North Clark Street

Chicago, Illinois 60654

Telephone: (312) 923-2607

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibits:

99.1	English translation of Press Release dated September 30, 2025.

99.2	English translation of Extraordinary Report of SBI Global Asset Management Co., Ltd. dated October 1, 2025.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

SBI Global Asset Management Co., Ltd. is filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SBI Global Asset Management Co., Ltd.

By:	/s/ Tomoya ASAKURA
	Name:	Tomoya Asakura
	Title:	Representative Director & President

Date: October 1, 2025